UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 11)(1)

NTN Buzztime, Inc.

(Name of Issuer)

Common Stock, $.005 par value per share

(Title of Class of Securities)

629410309

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 17, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13(d)-1(f) or 240.13(d)-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,741,127
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,741,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,741,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.11%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,741,127
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,741,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,741,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.11%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,609,292
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,609,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,609,292
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.08%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 5,609,292
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 5,609,292
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,609,292
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.08%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,741,127
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,741,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,741,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.11%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 629410309

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,741,127
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,741,127
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,741,127
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.11%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 629410309

Introductory Statement

This constitutes Amendment No. 11 (the “Amendment”) to the Statement on Schedule 13D, originally filed on July 24, 2007, as amended (the “Schedule 13D”).

Except as otherwise described in this Amendment, the information contained in the Schedule 13D remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in the Schedule 13D. Information given in response to each item in the Schedule 13D shall be deemed incorporated herein by reference in all other items.

Item 3 is hereby supplemented with the following:

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of amendment number 10 to this Schedule 13D, the Master Fund used $154,488.63 (including commissions) of its working capital to purchase an aggregate of 621,800 shares of Common Stock.

Item 4 is hereby amended in its entirety as follows:

Item 4. Purpose of Transaction.

(d) and (g) On September 9, 2008, Trinad Capital Master Fund, Ltd. (“Trinad”) sent a response letter to the Issuer requesting information pursuant to Delaware General Corporation Law §220 (the “Demand Letter”). Trinad had previously attempted to obtain information from the Issuer through a letter to the Issuer dated June 10, 2008. Specifically, in the Demand Letter, Trinad requested: (1) the Issuer’s stock list as of April 2, 2008; (2) the Issuer’s current stock list; (3) the list of shareholders that purportedly constituted a quorum at the Annual Meeting; (4) the record of the number of votes for, withheld from and abstaining at the Annual Meeting; (5) all proxies and proxy cards and like documents showing votes cast at the Annual Meeting; (6) the records of the inspector or other person in charge of collecting and counting votes at the Annual Meeting; (7) the minutes or records that may include other matters relating to the Annual Meeting; (8) all documents concerning the resignations of Messrs. Kird Read and Dario Santana as directors; (9) all documents concerning the termination of Mr. Santana as Chief Executive Officer of the Company; (10) all documents concerning the retention of Michael Fleming as interim CEO; (11) all documents concerning the causes or purported causes of the poor financial performance of the Company during the first two quarters of 2008; and (12) all minutes of the Board of Directors of the Company and any committees thereof at which any of the forgoing matters were discussed or considered. Under §220, the Issuer has five (5) business days to make the documents available for inspection and review. A copy of the Demand Letter is attached hereto as Exhibit B.

On September 16, 2008, Trinad sent another letter to the Issuer demanding that Messrs. Fleming, Bergsman, Arlen and Clasen immediately resign from the Board of Directors (the “Director Resignation Letter”). Trinad demanded that the Issuer consider its slate of directors, which include: Robert S. Ellin, Jay Wolf, Bruce Stein and Ian Aaron. A copy of the Director Resignation Letter is attached hereto as Exhibit C.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer’s Board of Directors and/or management; other stockholders of the Issuer; and/or other relevant parties concerning the Issuer’s business, corporate governance, management and future plans. The Reporting Persons may take such actions in the future with respect to their investment in the Issuer as they deem advisable including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in short selling of or any hedging or similar transactions with respect to the shares and/or otherwise changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors including, without limitation, the Issuer’s financial and strategic direction and position, the response of the Board of Directors to the letter referred to above, the price performance of the Issuer’s shares, general conditions in the Issuer’s industry, the economy and the securities markets, and the availability of other investment opportunities.

Except as set forth above, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5 is hereby amended in its entirety as follows:

Item 5. Interest in Securities of the Issuer.

(a) Unless otherwise indicated, as of the date hereof, Trinad Capital Master Fund, Ltd. is the beneficial owner of 6,741,127 shares of the Common Stock, representing approximately 12.11% of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of the Trinad Capital Master Fund, Ltd. and Trinad Capital LP); Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC; and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed to have direct or indirect beneficial ownership of 6,741,127 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 12.11% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 83.21% of the shares of Trinad Capital Master Fund, Ltd. as of June 30, 2008) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed to be the beneficial owners of 83.21% of the 6,741,127 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 5,609,292 shares or 10.08% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd.

Each of Robert S. Ellin and Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of their respective pecuniary interests therein.

The percentages used herein are calculated based on the 55,652,908 shares of Common Stock reported by the Issuer to be issued and outstanding as of July 31, 2008 in the Issuer's Form 10-Q for the period ended July 31, 2008, as filed with the Securities and Exchange Commission on August 11, 2008.

(b) Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf have shared power to vote or to direct the vote and have shared power to dispose or to direct the disposition of the Common Stock it or he may be deemed to own beneficially.

(c) Set forth below are the acquisitions made by Trinad Capital Master Fund, Ltd. in the last 60 days. All shares were purchased on the open market through a broker.

Date	Shares Acquired	Cost Per Share Including Commissions
07/28/2008	6,900	$0.312
07/29/2008	600	$0.345
07/30/2008	1,200	$0.327
08/01/2008	1,700	$0.329
08/08/2008	20,000	$0.321
08/11/2008	15,100	$0.298
08/14/2008	20,000	$0.311
08/15/2008	20,400	$0.311
08/29/2008	25,000	$0.309
09/08/2008	2,900	$0.245
09/16/2008	200,000	$0.24
09/16/2008	107,000	$0.23
09/17/2008	200,000	$0.236
09/18/2008	20,000	$0.241
09/22/2008	100,000	$0.23
09/23/2008	100,000	$0.24
09/24/2008	69,500	$0.23

(d) Not applicable.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this Tenth Amendment:

Exhibit A, Joint Filing Agreement, dated as of September 24, 2008.

Exhibit B, Letter to NTN Buzztime, Inc., dated September 9, 2008.

Exhibit C, Letter to Joseph J. Farricielli, Jr., Chairman of Nominating and Corporate Governance Committee, dated September 16, 2008.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: September 26, 2008	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: September 26, 2008

TRINAD CAPITAL LP a Delaware limited partnership	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: September 26, 2008	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: September 26, 2008

By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: September 26, 2008	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: September 26, 2008

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature. Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company By: /s/ Robert S. Ellin Robert S. Ellin, Director Date: September 26, 2008	TRINAD MANAGEMENT, LLC a Delaware limited liability company By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: September 26, 2008

TRINAD CAPITAL LP a Delaware limited partnership	TRINAD ADVISORS II, LLC a Delaware limited liability company

By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: September 26, 2008	By: /s/ Robert S. Ellin Robert S. Ellin, Managing Member Date: September 26, 2008

By: /s/ Robert S. Ellin Robert S. Ellin, an individual Date: September 26, 2008	By: /s/ Jay A. Wolf Jay A. Wolf, an individual Date: September 26, 2008

TRINAD CAPITAL MASTER FUND, LTD
2121 AVENUE OF THE STARS, SUITE 2550
LOS ANGELES, CA 90067

September 9, 2008

BY FACSIMILE AND CERTIFIED MAIL

NTN Buzztime, Inc.
5966 La Place Court
Suite 100
Carlsbad, California 92008
Attn: Michael Fleming

Re:	Supplemental Demand Pursuant to Section 220 of the Delaware General Corporation Law

Dear Mr. Fleming:

Trinad Capital Master Fund, Ltd. (“Trinad”) hereby supplements its June 10, 2008 demand to inspect books and records of NTN Buzztime, Inc. (“NTN” or “the Company”). Among other things, in this supplemental demand, Trinad will address your counsel’s June 16, 2008 response to Trinad’s demand. In that letter, your counsel stated that you would produce documents for our inspection in a very short timeframe after you received “clarification” of our demand for the “Company’s stock ledger and stock record book”; “a list of the shareholders present in person, or by proxy, that constituted a quorum at the Annual Meeting”; and “the minutes or records that may include [other] matters relating to the Annual Meeting.”

In summary, Trinad demands inspection of the following documents:

1.  The stock list as of April 2, 2008;
2.  A current stock list;
3.  The list of shareholders that purportedly constituted a quorum at the Annual Meeting;
4.  The record of the number of votes for, withheld from and abstaining at the Annual Meeting;
5.  All proxies and proxy cards and like documents showing votes cast at the Annual Meeting;
6.  The records of the inspector or other person in charge of collecting and counting the votes at the Annual Meeting;
7.  The minutes or records that may include other matters relating to the Annual Meeting;
8.  All documents concerning the resignations of Messrs. Kirk Read and Dario Santana as directors;
9.  All documents concerning the termination of Mr. Santana as Chief Executive Officer of the Company;

NTN Buzztime, Inc.

September 9, 2008

10.  All documents concerning the retention of Michael Fleming as interim CEO;
11.  All documents concerning the causes or purported causes of the poor financial performance of the Company during the first two quarters of 2008;
12.  All minutes of the Board of Directors of the Company and any committees thereof at which any of the foregoing matters were discussed or considered.

The purposes for this demand and the reasons and bases underlying those purposes are set forth below. All the purposes are proper under 8 Del. C. § 220.

On June 24, 2008 Trinad wrote to you making clear that Trinad believes “that a quorum to hold the 2008 Annual Meeting [did not exist] on May 30, 2008” and that a majority of NTN’s stockholders “are withholding their votes at the 2008 Annual Meeting.” Trinad’s June 24, 2008 letter provided more than the “clarification” your counsel purported to need on June 16, 2008 to comply with Trinad’s demand to inspect the stock list as of April 2, 2008; and the list of shareholders that purportedly constituted a quorum at the Annual Meeting; and the record of the number of votes for, withheld from and abstaining at the Annual Meeting; and the records of the inspector or other person in charge of collecting and counting the votes; and the minutes or records that may include other matters relating to the Annual Meeting. Further, the adjourned meeting has closed so you can no longer claim that Trinad’s demand is “premature.” Yet, to date, you have failed to produce any documents for Trinad’s inspection.

Trinad believes this is a very serious matter. NTN claims in its June 3, 2008 Form 8-K that a quorum was present on May 30, 2008; the validity of whatever took place and/or was voted on at the adjourned meeting on June 26, 2008 was dependent on the existence of that quorum. If, as Trinad believes, a quorum was not present on May 30, 2008, then everything that took place on June 26, 2008, including the election of directors, may be null and void, and the legality of all actions taken by that invalidly elected board of directors may be in question. Thus, Trinad reiterates its demand for the April 2, 2008 stock list, the list of stockholders purportedly constituting a quorum on May 30, 2008, the record of the number of votes for, withheld from and abstaining at the Annual Meeting, the records of the inspector or other person in charge of collecting and counting votes at the Annual Meeting, and the minutes or records that may include other matters relating to the Annual Meeting. We also demand to inspect a current stock list to enable us to communicate with other shareholders of the Company about the matters set forth above and below.

Trinad Capital Master Fund Ltd. ● 2121 Avenue of the Stars, Suite 2550●Los Angeles, CA 90067●Phone: (310) 601-2500●Fax: (310) 277-2741

NTN Buzztime, Inc.

September 9, 2008

As one of NTN’s largest shareholders, Trinad is very concerned about the dearth of information concerning personnel changes and the Company’s very poor financial performance during the first two quarters of 2008. Prior to the Annual Meeting, Kirk Read and Dario Santana resigned from the Company’s Board of Directors, and Mr. Santana was terminated as Chief Executive Officer of the Company. These personnel changes purportedly were the reasons why the Annual Meeting was adjourned from May 30, 2008 to June 26, 2008. Yet, NTN has provided its shareholders with little information about the reasons for these resignations and the departure of Mr. Santana as CEO. Considering that these resignations took place during the time when shareholders were being asked to elect a new board of directors, Trinad is justifiably concerned that information about these resignations would have had a material impact on the shareholders’ choice of leadership in the current year.

We are also profoundly concerned about the employment of Michael Fleming as interim CEO. To Trinad’s knowledge you made no effort to seek a replacement for Mr. Santana. Instead, the directors chose one of their own circle and gave Mr. Fleming what appears to be excessive compensation, considering the Company’s very poor performance in the first two quarters of 2008. We understand that the Company lost $5 million, without any explanation to the shareholders for such a substantial loss.

The unexplained personnel changes, the hasty and uninformed retention of Mr. Fleming as interim CEO, and the Company’s losses in 2008 make it difficult for Trinad to ascertain the value of its investment in NTN, and give rise to serious concerns about mismanagement and the independence and competence of the Company’s present management. Accordingly, Trinad demands to inspect all documents concerning the reasons for the resignations of Mr. Read and Mr. Santana as directors of the Company, together with all documents concerning the termination of Mr. Santana as CEO of the Company and the retention of Mr. Fleming as interim CEO. Further, Trinad demands to inspect all documents concerning the causes or purported causes of the poor financial performance of the Company during the first two quarters of 2008. Trinad wishes to examine these documents to ascertain the value of its investment in the Company, and, if appropriate, to communicate its concerns to other shareholders; and, if warranted, to seek redress on behalf of the Company for any mismanagement or wrongdoing that may have occurred in connection with the operations of the Company.

Trinad Capital Master Fund Ltd. ● 2121 Avenue of the Stars, Suite 2550●Los Angeles, CA 90067●Phone: (310) 601-2500●Fax: (310) 277-2741

NTN Buzztime, Inc.

September 9, 2008

Under Section 220, you have five (5) business days to make the documents available for our inspection and our review. Unless such documents are made available as provided above for inspection by Trinad, as a shareholder of the Company, by noon, September 18, 2008, we intend to pursue all remedies available at law in order to protect and advance the Company’s interests. You, the Company and your agents, including without limitation, any and all attorneys, accountants, advisors and consultants are hereby instructed not to alter, amend, update, revise or change in any manner the documents described above prior to, or following, your making such documents available for inspection.

Please contact me immediately about the arrangements by which these documents will be made available for our inspection as mandated by law.

SIGNED under the pains and penalties of perjury, this 9th day of September, 2008,

Very truly yours, TRINAD CAPITAL MASTER FUND, LTD.

By:	/s/ Robert S. Ellin
Robert S. Ellin Director

STATE OF CALIFORNIA	)
ss:
COUNTY OF LOS ANGELES	)

On the ___ day of ____________,2008 before me personally came __________________ to me known and known to me to be the individual described in, and who executed the foregoing instrument, and (s)he acknowledged to me that (s)he executed the same.

______________________________
Notary Public
My term expires:_______________________

Trinad Capital Master Fund Ltd. ● 2121 Avenue of the Stars, Suite 2550●Los Angeles, CA 90067●Phone: (310) 601-2500●Fax: (310) 277-2741

September 16, 2008

BY FACSIMILE AND REGULAR MAIL

NTN Buzztime, Inc.
5966 La Place CourtSuite 100
Carlsbad, CA 92008
Attn: Joseph J. Farricielli, Jr., Chairman of Nominating and Corporate Governance Committee

Re: Director Resignations

Dear Joseph,

We once again demand that the following directors immediately resign from the Board of Directors (the "Board") of NTN Buzztime, Inc.: Michael Fleming, Barry Bergsman, Gary Arlen and Robert Clasen.

As we have in the past, we demand that you consider our slate of directors, which include: Robert S. Ellin, Jay Wolf, Bruce Stein and Ian Aaron. Set forth below are the biographies of each of these proposed nominees:

Robert S. Ellin. Mr. Ellin has twenty years of investment and turnaround experience. Mr. Ellin is a partner and co-founder of Trinad, an activist hedge fund focused on micro-cap public companies. Prior to founding Trinad, Mr. Ellin was the founder and President of Atlantis Equities, Inc. ("Atlantis"), a personal investment company. Founded in 1990, Atlantis actively managed an investment portfolio of small capitalization public companies, as well as select private company investments. Mr. Ellin frequently played an active role in its investee companies including board representation, management selection, corporate finance and other advisory services. Through Atlantis and related companies, Mr. Ellin spearheaded investments into ThQ, Inc. (THQI), Grand Toys (GRIN), Forward Industries, Inc. (FORD) and completed a leveraged buyout of S&S Industries, Inc. where he also served as President from 1996 to 1998. Prior to founding Atlantis, Mr. Ellin worked in Institutional Sales at LF Rothschild and prior to that he was the Manager of Retail Operations at Lombard Securities. Mr. Ellin currently sits on the boards of Command Security Corporation (MOC), Mandalay Media, Inc. (MNDL), Asianada, Inc. (ASND) and New Motion, Inc. d/b/a Artrinsic, Inc. (NWMO). Mr. Ellin also serves on the Board of Governors at Cedars-Sinai Hospital. Mr. Ellin received his B.A. from Pace University.

Jay Wolf. Mr. Wolf is a partner and co-founder of Trinad. Mr. Wolf has a broad range of investment and operations experience that includes senior and subordinated debt lending, private equity and venture capital investments, mergers and acquisitions and public equity investments. Prior to his work at Trinad, Mr. Wolf served as EVP of Corporate Development for Wolf Group Integrated Communications Ltd. where he was responsible for the company's acquisition program. Mr. Wolf worked at Canadian Corporate Funding, Ltd., a Toronto-based merchant bank as an analyst in the firm's senior debt department and subsequently for Trillium Growth Capital, the firm's venture capital fund. Mr. Wolf currently sits on the boards of Mandalay Media, Inc. (MNDL), ProLink Holdings Corporation (PLKH), Shells Seafood Restaurants (SHLL), Xcorporeal, Inc. (XCR), Asianada, Inc. (ASND) and Northstar Systems, Inc. Mr. Wolf is also a member of the Board of Governors at Cedars-Sinai Hospital. Mr. Wolf received his B.A from Dalhousie University.

4402399v.5

Trinad Capital

Bruce Stein. Mr. Stein is the Chief Executive Officer of Mandalay Media, Inc. and a member of its Board of Directors. Prior to joining Mandalay in January 2008, Mr. Stein was founder and Co-Chief Executive Officer of The Hatchery LLC ("The Hatchery") from April 2003 through October 2007, a company specializing in intellectual property development and entertainment production of kids and family franchises. Since 2003, he has served on the board of directors of ViewSonic, Inc. and is chairman of the compensation committee. Prior to joining The Hatchery, Mr. Stein held various executive titles at Mattel, Inc., including Worldwide President, Chief Operating Officer and a member of the board of directors from August 1996 through March 1999. From August 1995 through August 1996, Mr. Stein was Chief Executive Officer of Sony Interactive Entertainment Inc., a subsidiary of Sony Computer Entertainment America Inc. At various times between January 1995 and June 1998, Mr. Stein served as a consultant to DreamWorks SKG, Warner Bros. Entertainment and Mandalay Entertainment. From 1987 through 1994, Mr. Stein served as President of Kenner Products, Inc. Mr. Stein received a B.A. from Pitzer College and an M.B.A. from the University of Chicago.

Ian Aaron. Mr. Aaron has been a member of our Board of Directors since February 2008 and has been the President and Chief Executive Officer of Twistbox since January 2006. He is responsible for Twistbox's general entertainment, games and late night business units. Mr. Aaron has over 20 years of experience in the fields of international CATV, telecom and mobile distribution and has served on the board of directors of a number of international media and technology-based companies. Prior to joining Twistbox, from June 2003 through April 2005, Mr. Aaron served as President of the TV Guide Television Group of Gemstar - TV Guide International, Inc., a NASDAQ publicly traded company that engages in the development, licensing, marketing, and distribution of products and services for TV guidance and home entertainment needs of TV viewers worldwide. From August 2000 to May 2003, Mr. Aaron served as President, Chief Executive Officer and Director of TVN Entertainment, Inc., which is the largest privately held digital content aggregation, management, distribution, and service company in the United States. From October 1994 to August 2000, Mr. Aaron worked in a number of capacities, including as President and Director, with SoftNet Systems, Inc., a broadband internet service provider that was traded publicly on NASDAQ. Mr. Aaron received a B.S. in electrical engineering and a B.S. in communications from the University of Illinois.

We are proposing that our nominees be appointed to the Board in replacement of Michael Fleming, Barry Bergsman, Gary Arlen and Robert Clasen. If such directors do not resign, we will have no choice, but to take legal action to protect our interests.

Very truly yours,

TRINAD CAPITAL MASTER FUND, LTD.

By:____________________

Name: Robert S. Ellin

Title: Director

4402399v.5